October 18, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549

Attn:   Jeffrey Riedler, Assistant Director

RE:         Pluristem Therapeutics Inc.
Registration Statement on Form S-3 Filed on September 26, 2011
File No. 333-177009

Ladies and Gentlemen:

Pluristem Therapeutics Inc.  (“Pluristem”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 20, 2011, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Pluristem acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Pluristem from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

Securities and Exchange Commission
October 18, 2011

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Pluristem may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pluristem understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Pluristem is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the referenced above registration statement.

Very truly yours, /s/ Yaky Yanay Yaky Yanay Chief Financial Officer

Cc:        Edwin L. Miller, Esq.
Shy S. Baranov, Esq.